UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Schnacks LLC

Legal status of Issuer:

> *Form:*

> Public Benefit Limited Liability Company

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> June 8, 2020

Physical Address of Issuer:

366 Broome Street, Unit 12, New York, NY 10013, United States

Website of Issuer:

https://www.snacktbh.com

Current Number of Employees:

1 full-time employee.

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$1,434,331	$434,769
Cash & Cash Equivalents	$1,033,684	$65,311
Accounts Receivable	$17,961	$21,878
Current Liabilities	$226,302	$21,667
Long-term Debt	$3,304,180	$1,187,180
Net Revenues/Sales	$634,265	$72,070
Cost of Goods Sold*	$296,036	$73,236
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,358,252)	$(683,615)

*Cost of Net Revenue

Table of Contents


April 28, 2023

Schnacks LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Schnacks LLC ("**tbh,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.snacktbh.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Elena Guberman
(Signature)

Elena Guberman
(Name)

Co-Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elena Guberman
(Signature)

Elena Guberman
(Name)

Manager
(Title)

April 28, 2023
(Date)

/s/ Ba Minuzzi
(Signature)

Ba Minuzzi
(Name)

Manager
(Title)

April 28, 2023
(Date)

/s/ Noah Schnapp
_____
(Signature)

Noah Schnapp
_____
(Name)

Manager
_____
(Title)

April 28, 2023
_____
(Date)

/s/ Mo Mostashari
_____
(Signature)

Mo Mostashari
_____
(Name)

Manager
_____
(Title)

April 28, 2023
_____
(Date)

/s/ Karine Schnapp
_____
(Signature)

Karine Schnapp
_____
(Name)

Manager
_____
(Title)

April 28, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 28, 2023

Schnacks LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Schnacks LLC, operating as tbh, is a snack foods company. The Company is reimagining nostalgic snacking, starting with Nutella. The Company's Hazelnut Cocoa Spread has hazelnuts as the first ingredient, 50% less sugar, 3x more protein, and absolutely no palm oil. The Company is planning to expand its portfolio in the future to other snacks you loved but make them better for you and better for our planet. The Company was formed on June 8, 2020.

The Company is currently headquartered and conducts business in New York and sells its products through the internet throughout the United States and internationally (merchandise only).

The information on the Company available on or through our website is not a part of this Form C-AR.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the company's website.

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of managers, executive officers and key personnel.

We are dependent on our board of managers, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of managers, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we will initially sell our products directly to consumers. As such, we may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face competition in the future from other internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

The inability of any supplier, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, may result from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Schnacks LLC, operating as tbh, is a snack foods company. The Company is reimaging nostalgic snacking, starting with Nutella. The Company's Hazelnut Cocoa Spread has hazelnuts as the first ingredient, 50% less sugar, 3x more protein, and absolutely no palm oil. The Company is planning to expand its portfolio in the future to other snacks you loved but make them better for you and better for our planet. The Company was formed on June 8, 2020.

The Company is currently headquartered and conducts business in New York and sells its products through the internet throughout the United States and internationally (merchandise only).

Business Plan

The Company plans to significantly expand its business by expanding technology and product development, growing out its infrastructure and increasing sales and marketing. Any capital we raise in the future will empower us to expand our technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
tbh Hazelnut Cocoa Spread	A vegan, palm-oil free hazelnut spread	Direct-to-Consumer (DTC) geared towards Gen Z, Millennial parents, and people looking for a better alternative to their favorite childhood snack.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, value and packaging are also important differentiating factors.

The Company's biggest competitor is Nutella, who has been a category leader for decades. In the recent years, there are several brands who have appeared in the aisle that are trying to recreate the product, such as Justin's, Fine and Raw and Nocciolata. None of those brands started selling their product DTC, and none are focused on creating a community which is the Company's approach prior to entering the brick and mortar experience. The Company is targeting not only Millenials but also Gen Z, which use 76% of their discretionary spending on specialty foods. Additionally, the Company's goal is to truly replicate the flavor and texture of Nutella, which means the customer has no sacrifice and only benefits when purchasing our product.

Customer Base

The Company's customers are generally Millennial parents, vegans, or health-conscious Gen Z's. We lean 65% women to 35% men.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90487080*	"tbh"	Standard Character Mark	January 25, 2021	Pending	USA

*Also, filed in Brazil and India

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Elena Guberman	Co-CEO, Co-Founder and Manager	Co-CEO, Co-Founder and Manager of Schnacks LLC dba tbh, 2021 - Present Responsible for sales, operations, and general CEO responsibilities Co-Founder of Rubbish, 2019 – 2021 Responsible for operational and business strategy, company growth and growing teams to support scale Managing Partner of Rodeo CPG, 2017 - 2020 Responsible for operational and business strategy, company growth and growing teams to support scale	Fordham University, B.A., International Affairs/Art History, 2008
Ba Minuzzi	Co-CEO, Co-Founder and Manager	Co-CEO, Co-Founder and Manager of Schnacks LLC dba tbh, 2020 - Present Responsible for general CEO responsibilities Founder and CEO of Umana and Umana Venture Studio, 2018 - Present Led wealth management and fundraising efforts for the fund and grew team.	Colegio Farrouphilha, 2005 (High School)
Ilana Wayne	Head of Marketing and Creative	Head of Marketing and Creative of Schnacks LLC dba tbh, 2020 - Present Responsible for leading partnerships and marketing efforts at the Company Head of Marketing of Umana and Umana Venture Studio, 2019 - 2020 Responsible for all external marketing efforts	University of Texas, Austin, B.A. in Design, 2020

Don Richardson	Executive Vice President of Sales	Head of Sales of Schnacks LLC dba tbh, 2021 - Present Leading the Company's retail expansion and growth domestically and internationally. CEO and President, DRM Global 2008- Present Responsible for strategy for growth and scale for food and business brands to national and global distribution	Baylor University, B.A., Business, 1979
Noah Schnapp	Co-Founder, Chief Snacking Officer and Chairman of Board of Managers	Co-Founder, Chief Snacking Officer and Chairman of Board of Managers of Schnacks LLC dba tbh, 2020 - Present Responsible for board oversight Actor, 2013 - Present Acted in various shows, including Stranger Things	University of Pennsylvania, Business and Entrepreneurship, Currently Attending since Fall 2022
Mo Mostashari	Manager	Board of Managers of Schnacks LLC dba tbh, 2020 - Present, Responsible for board oversight President, AMIBA Consulting, 2019 - Present Brokers relationships between celebrities and brands; manages talent	University of California, Los Angeles, B.S., Psychobiology, 2010
Karine Schnapp	Manager	Board of Managers of Schnacks LLC dba tbh, 2020 - Present, Responsible for board oversight Vice President, Global Marketing, Tiffany & Co., 2019 - 2022 Led strategic marketing efforts internationally	McGill University, B.A., Business Relations, 1996

Biographical Information

Elena Guberman: Elena is the Co-CEO, Co-Founder and Manager of the Company. She is an operator and strategic builder, focused in consumer packaged goods (CPG) and the natural and organic space. Elena's passionate about using brands to bring awareness to waste, sustainability and how to be net positive while scaling CPG companies.

Ba Minuzzi: Ba is the Co-CEO, Co-Founder and Manager of the Company. She is also the Founder and CEO of UMANA, and a self-made entrepreneur who leads conscious investing and wealth management for high-net-worth celebrity clients. With UMANA, Ba is redefining wealth through purpose-driven efforts that will create a legacy for the next generation.

Ilana Wayne: Ilana is the Head of Marketing and Creative for the Company. She specializes in content direction and omni-channel brand storytelling. Ilana is passionate about brands led by young and powerful voices who are working towards a more sustainable future.

Don Richardson: Don is the Head of Sales for the Company. He is a CPG sales and marketing veteran building brands from startups to established companies, from inception to acquisition, through domestic and global partnerships.

Noah Schnapp: Noah is the Chairman of the Board of Managers of the Company. is an award-winning actor, entrepreneur, and Gen-Z thought leader. He has over 60M followers across social platforms, with a loud voice advocating for positive change in the world. He played Will Byers in Stranger Things, is continuing to pursue acting and is a freshman in University of Pennsylvania, majoring in business and entrepreneurship.

Mo Mostashari: Mo is a member of the Board of Managers of the Company. As an endorsement talent agent at ICM Partners for nearly a decade, Mo specializes in commercial brand deals with actors, musicians, and influencers. Mo left ICM in 2019 to start AMIBA Consulting and currently has structured over 10 celebrity/brand equity partnership deals. He currently sits on the board of Florence by Mills. Mo was an early investor in Robinhood, Relativity Space, Pearpop and Public.

Karine Schnapp: Karine is a member of the Board of Managers of the Company. She is a global marketing executive with over 20 years of experience in the luxury beauty and fashion space. Karine has helped grow such notable Fortune 500 companies like L'Oreal, Victoria's Secret, Hugo Boss and Tiffany, amongst others.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized equity securities consist of 900,0000 Class F Units (the "**Class F Units**") and 100,000 Class P Units, which do not carry voting rights (the "**Class P Units**"). As of the date of this Offering, 900,000 Class F Units are issued and outstanding. The Company has also agreed to issue 100,000 Class P Units to certain executives of the Company, which remain subject to the establishment of a Company Equity Incentive Plan and the execution of definitive documentation. As such, these Class P Units are not included in the information below.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,285,294*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*A portion of these shares of Common Stock are subject to vesting provisions.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$275,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$603,681*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $11,836 in Crowd SAFEs issued to the intermediary.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class F Units	N/A	900,000	N/A	June 8, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$300,000	3	Product Development and General Working Capital	February 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$1,109,980	19	Product Development and General Working Capital	February 16, 2021; February 24, 2021; March 17, 2021; June 29, 2021; July 6, 2021; September 1, 2021; October 6, 2021; October 9, 2021; October 12, 2021; October 13, 2021; October 22, 2021; November 12, 2021; September 4, 2022; October 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$1,662,000	14	Product Development and General Working Capital	February 1, 2022; February 15, 2022; February 21, 2022; February 28, 2022; May 12, 2022; May 20, 2022; August 25, 2022; August 30, 2022; August 31, 2022; September 1, 2022; September 4, 2022; October 4, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$603,681*	950	Product Development and General Working Capital	January 21, 2023	Reg. CF

*Includes $11,836 in Crowd SAFEs issued to the intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Donna BWS, LLC*	250,000 Class F Units	27.78%
Yessah Productions, Inc.*	250,000 Class F Units	27.78%

*Noah Schnapp and Karine Schnapp are the sole owners of twenty percent (20%) or more of each entity.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $996,535 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources

In January 2023, the Company completed an offering pursuant to Regulation CF and raised $591,845.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) In December 2020, the Company advanced $100,000 to a member, which did not accrue interest and was repaid in January 2021.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 28, 2023

Schnacks LLC



tbh
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	
1002 Mercury Checking #8466	0.00
1010 Brex Cash #0190	175,704.07
1025 Amazon Reserve	4,749.48
1030 PayPal #0000	800.85
Total 1000 Cash	**$ 181,254.40**
1040 Amazon Clearing #0000	-1,026.40
1050 Shopify Holding	1,456.78
1060 SAFE Holding	852,000.00
1072 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$ 1,033,684.78**
Accounts Receivable	
1100 Accounts Receivable (A/R)	17,961.80
Total Accounts Receivable	**$ 17,961.80**
Other Current Assets	
1500 Inventory	-86,992.60
1501 Finished Goods	97,224.39
1502 Manufacturing	96,170.72
1503 Packaging	206,126.16
1504 Raw Materials	43,161.25
1506 Marketing	12,433.00
Total 1500 Inventory	**$ 368,122.92**
1601 Due from Member	0.00
1602 Prepaid Expenses	14,562.35
1604 Undeposited Funds	0.00

Total Other Current Assets	$	382,685.27
Total Current Assets	**$**	**1,434,331.85**
Other Assets		
1701 Work in Progress		-0.03
1702 Inventory in Transit		0.00
1703 Supplier Deposits		0.00
Total Other Assets	**-$**	**0.03**
TOTAL ASSETS	**$**	**1,434,331.82**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2100 Accounts Payable (A/P)		176,139.17
Total Accounts Payable	**$**	**176,139.17**
Credit Cards		
2200 GUSTO Clearing		0.00
2201 Brex Card #1835		659.72
2203 AMEX		27,862.01
Total Credit Cards	**$**	**28,521.73**
Other Current Liabilities		
2300 Unpaid Goods		20,764.36
2305 Payroll Tax Payable		0.00
2310 Sales Tax Payable		877.42
2315 Note Payable - BMinuzzi		0.00
Accrued Expenses		0.00
Total Other Current Liabilities	**$**	**21,641.78**
Total Current Liabilities	**$**	**226,302.68**
Long-Term Liabilities		
3100 SAFE Notes		3,326,980.00
3101 Closing Costs		-22,800.00
Total 3100 SAFE Notes	**$**	**3,304,180.00**
Total Long-Term Liabilities	**$**	**3,304,180.00**

Total Liabilities	$	3,530,482.68
Equity		
Retained Earnings		-737,898.26
Net Income		-1,358,252.60
Total Equity	-$	2,096,150.86
TOTAL LIABILITIES AND EQUITY	$	1,434,331.82

Wednesday, Apr 26, 2023 08:06:11 PM GMT-7 - Accrual Basis

tbh
Profit and Loss
January - December 2022

	Total
Income	
4000 Revenue	0.00
4010 DTC	281,444.99
4011 Amazon	231,903.78
4020 Pop Ups	3,573.02
4050 Fast Deliveries	14,171.76
4060 Food Service	10,290.52
4070 Distribution	68,083.42
4080 Merchandise	24,690.00
4090 Shipping	45,193.64
Total 4000 Revenue	**$ 679,351.13**
4100 Discounts	
4110 DTC Discounts	-18,757.31
4111 Amazon Discounts	-11,620.60
4112 Slotting/Free Fill	-4,139.64
4113 Chargebacks	-367.47
4114 Distributor Discounts	-891.43
4115 Compliance - Disputes	-3,342.08
4120 OI Allowances	-120.37
4170 Discount Marketing (deleted)	0.00
4180 Discounts Fundraising	-361.87
4190 Discounts Customer Service	-67.16
4230 Merchandising	-4,874.28
4231 Terms Discount	-543.78
4999 Ask My Accountant - Misc Discounts	0.00
Total 4100 Discounts	**-$ 45,085.99**
Total Income	**$ 634,265.14**
Cost of Goods Sold	

5000 Cost of Goods Sold	245,633.24
5001 Ingredients	-1,515.13
5003 Packaging	-718.23
5004 Replacement Orders	6,544.95
5005 Internal Freight	806.03
5006 Inventory Adjustments	15,760.74
5008 Freight In	249.07
5009 Merchandise COGS	29,275.61
Total 5000 Cost of Goods Sold	$ 296,036.28
Total Cost of Goods Sold	$ 296,036.28
Gross Profit	$ 338,228.86
Expenses	
6000 Salary & Wages	
6002 Wages	52,750.01
6003 Payroll Fees	923.73
6004 Payroll Benefits	2,016.00
6005 Employer Tax	4,973.65
6006 Disbility & Worker Comp Ins	1,128.29
Total 6000 Salary & Wages	$ 61,791.68
6050 Contractors	348,038.00
6100 Marketing Expenses	1,617.27
6110 Content Development	
6111 Branding + Design	15,885.75
6113 Content Creation	156,554.41
6114 Website Development	11,476.06
6116 Paid Media Creation	8,713.66
6119 Paid Influencers	0.00
Total 6110 Content Development	$ 192,629.88
6120 PR	281.49
6121 PR Agency Fees	33,241.84
6123 Press Sends	1,262.80
Total 6120 PR	$ 34,786.13

6130 Paid Advertising	
6131 Paid FB/IG	182,752.74
6132 Paid Google	38,445.25
6133 Paid TikTok	0.00
6134 Growth Hacking	61,250.00
6135 GoPuff | CitrusAds	6,101.51
6136 Amazon Advertising	41,335.66
6137 Paid Aisle	2,250.69
Total 6130 Paid Advertising	$ 332,135.85
6140 Promotional Activities	93.83
6141 Events	2,338.70
6142 Pop Ups	17,700.30
6143 Trade Shows	936.28
6145 Product Sampling	16,221.94
6146 Promotional Materials	2,615.13
6147 PR Boxes	21.10
6148 Social Giveaways	2,399.20
6149 Merch	6,259.84
Total 6140 Promotional Activities	$ 48,586.32
Total 6100 Marketing Expenses	$ 609,755.45
6200 Sales Expenses	17.48
6210 Product Sampling	2,548.09
6225 Scans/Coupons (Trade Spend)	400.00
6250 Broker Fees	
6251 Amazon Broker	25,785.88
6252 Brokers - Distribution	8,000.00
Total 6250 Broker Fees	$ 33,785.88
6260 Commissions	0.00
6270 Shopify,PayPal & STRIPE Fees	12,649.63
6271 Faire Commissions/Fees	188.06
6275 Amazon Fees	111,161.96
6290 Freight Out	130,425.29

Total 6200 Sales Expenses	$	291,176.39
6300 Operations Expenses		
6302 Customer Service		51,390.00
6304 Operations Support		140,000.00
6305 Warehouse Expenses		64,635.30
Total 6300 Operations Expenses	$	256,025.30
6400 General & Admin		
6403 Dues & Subscriptions		695.00
6404 Licenses & Permits & Certifications		883.40
6407 Office Rent		2,890.00
6408 Software		49,483.99
6409 Travel		11,613.58
6410 Office Supplies		626.34
6411 Bank and CC Fees		931.74
6412 Postage & Shipping		2,275.57
6413 Meals & Entertainment		2,689.42
6416 Donations		1,709.72
6420 Insurance		17,337.00
Total 6400 General & Admin	$	91,135.76
6500 Professional Services		
6501 Consulting		6,225.00
6502 Bookkeeping & Accounting		13,145.25
6503 Legal Fees		14,035.71
Total 6500 Professional Services	$	33,405.96
6600 Channel Fees		
6640 Fulfillment Fee		0.00
6650 Shipping		0.00
6660 Other		0.00
Total 6600 Channel Fees	$	0.00
Total Expenses	$	1,691,328.54
Net Operating Income	-$	1,353,099.68
Other Income		

7000 Interest/Dividends		25.99
Total Other Income	$	25.99
Other Expenses		
7100 Research & Development		5,178.91
Total Other Expenses	$	5,178.91
Net Other Income	-$	5,152.92
Net Income	-$	1,358,252.60